Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter of Fiscal Year 2018

KAILUA KONA, Hawaii (November 6, 2017) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the second quarter and first six months of fiscal year 2018, ended September 30, 2017.

Second Quarter 2018

For the second quarter of fiscal 2018 compared to the second quarter of fiscal 2017, net sales were $8,055,000 compared to $9,862,000. Gross profit was $3,620,000, with gross profit margin of 44.9%, compared to gross profit of $3,885,000 and gross profit margin of 39.4%. Operating income was $619,000 compared to $247,000. Net income was $475,000 or $0.08 per diluted share, compared to $99,000 or $0.02 per diluted share.

“While net sales were lower compared to the second quarter of fiscal 2017, gross profit margin increased 5.5 percentage points due to our continuing focus on the marketing of our higher margin Nutrex Hawaii branded products at retail, as well as lower net overall product costs from improved Astaxanthin production practices,” said Gerry Cysewski, Ph.D., Cyanotech’s CEO.

Commenting on the second quarter results (changes shown vs. second quarter of fiscal 2017), Cyanotech’s President, Mawae Morton, added:

“On a year to date basis, sales of our packaged products remain stable, showing a 7% increase over last year. The company’s second quarter net sales decrease of 18% was driven by a 16% decrease in sales of our packaged products and a 28% decrease in sales of our bulk products. The packaged sales decrease is related to the quarterly variance year to year in the timing of orders, as well as the shift away from lower margin channels into higher margin ones. The 28% decrease in bulk sales was primarily the result of a lack of sufficient Spirulina supply. The company engaged in various alternative cultivation methods for Spirulina during the quarter prompted by self-imposed water conservation efforts related to county wide water restrictions. These alternative methods had a net negative impact on Spirulina production for the quarter. The county wide water restrictions were lifted at the end of the quarter.

“Operating expenses decreased by $0.6 million for the second quarter compared to the same period in last year. Included in this is a decrease in general and administrative costs of $0.6 million, primarily due to a reduction in legal fees of $0.9 million, offset by a $0.1 million increase in labor costs and a $0.1 million increase in incentive expense that have been accrued based on pretax profit earned to date.”

First Six Months 2018

For the first six months of fiscal 2018 compared to the first six months of fiscal 2017, net sales were $16,864,000 compared to $17,184,000. Gross profit was $7,223,000, with gross profit margin of 42.8%, compared to $6,706,000 and 39.0%. Operating income was $1,239,000 compared to operating loss of ($363,000). Net income was $977,000 or $0.17 per diluted share, compared to net loss of ($592,000) or ($0.10) per diluted share.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

Trailing 12 Months ended September 30, 2017
For the trailing 12 months ended September 30, 2017 compared to the trailing 12 months ended September 30, 2016, net sales were $31,722,000 compared to $32,914,000. Gross profit was $12,741,000, with gross profit margin of 40.2%, compared to gross profit of $12,548,000 and gross profit margin of 38.1%. Net income was $353,000 or $0.06 per diluted share, compared to a net loss of ($4,896,000) or ($0.87) per diluted share.

Please review the Company’s Form 10-Q for the quarter ended September 30, 2017 for more detailed information.

— Cyanotech will host a Skype broadcast at 5:00 p.m. EDT on Thursday, November 9, 2017 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before midnight EDT on Tuesday, November 7, 2017. The Company will respond only to relevant questions relating to the Company’s second quarter financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended September 30, 2017, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-Q filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	September 30, 2017	March 31, 2017
ASSETS
Current assets:
Cash	$2,102	$1,407
Accounts receivable, net of allowance for doubtful accounts of $27 at September 30, 2017 and $49 at March 31, 2017	1,541	2,135
Inventories, net	9,315	7,972
Prepaid expenses and other current assets	447	565
Total current assets	13,405	12,079

Equipment and leasehold improvements, net	16,023	16,712
Other assets	251	213
Total assets	$29,679	$29,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$500	$611
Current maturities of long-term debt	626	623
Customer deposits	72	119
Accounts payable	3,473	3,666
Accrued expenses	1,012	1,013
Total current liabilities	5,683	6,032

Long-term debt, less current maturities	5,959	6,249
Other long-term liabilities	110	116
Total liabilities	11,752	12,397

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, shares authorized 50,000,000; 5,743,882 shares issued and outstanding at September 30, 2017 and 5,685,381 shares at March 31, 2017	115	114
Additional paid-in capital	31,919	31,577
Accumulated deficit	(14,107)	(15,084)
Total stockholders’ equity	17,927	16,607
Total liabilities and stockholders’ equity	$29,679	$29,004

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016

NET SALES	$8,055	$9,862	$16,864	$17,184
COST OF SALES	4,435	5,977	9,641	10,478
Gross profit	3,620	3,885	7,223	6,706

OPERATING EXPENSES:
General and administrative	1,412	2,016	2,764	3,726
Sales and marketing	1,440	1,470	2,929	3,025
Research and development	149	152	291	318
Total operating expenses	3,001	3,638	5,984	7,069

Income (loss) from operations	619	247	1,239	(363)

Interest expense, net	(133)	(122)	(241)	(253)

Income (loss) before income taxes	486	125	998	(616)

INCOME TAX EXPENSE (BENEFIT)	11	26	21	(24)

NET INCOME (LOSS)	$475	$99	$977	$(592)

NET INCOME (LOSS) PER SHARE:
Basic	$0.08	$0.02	$0.17	$(0.10)
Diluted	$0.08	$0.02	$0.17	$(0.10)

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,709	5,657	5,697	5,645
Diluted	5,771	5,727	5,743	5,645

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com